

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2019

Charles R. Morrison
Chief Executive Officer
Wingstop Inc.
5501 LBJ Freeway
5th Floor
Dallas, TX 75240

> **Re: Wingstop Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2018**
> **Filed February 27, 2019**
> **File No. 001-37425**

Dear Mr. Morrison:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services